Delisting Determination, The Nasdaq Stock Market, LLC, September 17, 2026 FAST TRACK GROUP
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the ordinary shares of FAST TRACK GROUP effective at the opening of the trading session on October 19, 2026. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).
The Company was notified of the Staff determination on August 11, 2026. On August 18, 2026 the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Listing Rule 5815.
On September 15, 2026, the Company withdrew its appeal of the Nasdaq Staff Delist Determination Letter.
The Company ordinary shares were suspended on August 18, 2026. The
Staff determination to delist the Company ordinary shares became final on August 18, 2026.